================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING
                                       of

                                    FORM 10-K
                       For Period Ended: March 31, 1998



                             WESTAMERICA CORPORATION
                              (Name of Registrant)



             7208 Sand Lake Road, Suite 304, Orlando, Florida 32819
                     (Address of Principal Executive Office)




                                     0-17538
                            (Commission File Number)



================================================================================

                Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)

         [ ]      (a)      The reasons described in reasonable detail in Part
                           III of this form could not be eliminated without unreasonable effort or expense;

         [X]      (b)      The subject annual report on Form 10-K will be
                           filed on or before the fifteenth calendar day following the prescribed due date; and

         [ ]      (c)      The accountant's statement or other exhibit required
                           by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.



         The Board of Directors are currently out of the Country and unable to supply the Auditors with the information required to complete the audit.

Part IV - Other Information


         (1) Name and telephone number of person to contact in regard to this notification.

              Daniel M. Boyer                                     (407) 354-3333
              ------------------------------------------------------------------

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes [X]                   No [ ]


         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                           Yes [X]                   No [ ]



         WestAmerica Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 1, 1998                   By:  /s/ Chet Zimmerman
                                         ---------------------------------------
                                         Name:   Chet Zimmerman
                                         Title:  Chief Financial Officer